Mail Stop 3651

November 10, 2005

CONFIDENTIAL

Via U.S. Mail

Michael H. S. Bowan
Company Secretary
Crusade Management Limited
Level 4, 4-16 Montgomery Street
Kograh NSW 2217, Australia

Re: Crusade Management Limited
Form S-3; filed October 11, 2005
File No. 333-128920

Dear Mr. Bowan:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB. We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted. See our related comments below for more guidance.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Disclaimers with Respect to Sales to Non-U.S. Investors, page S-2

3. The first new paragraph on page S-3 is an inappropriate disclaimer even for sales to non-U.S. persons. Please remove it.

Disclaimers, page S-4

4. Either delete the third bullet in its entirety or revise to clarify that St. George Bank and the underwriters have the statutory securities act liabilities associated with the issuer and underwriters, respectively.

Structural Diagram, Page S-8

5. Please add the structural diagram before effectiveness.

Redraws, page S-12

6. It is unclear how "redraws" would function as a credit enhancement. It does not appear to relate to the timely payment of principal and interest on the notes. Please revise your document so as to clarify the function of redraws and the presentation of redraws in your filing and to clarify that they are not credit enhancement.

Further Advances, page S-12

7. Similarly, please revise your document with respect to "further advances."

Description of the Assets of the Trust, page S-35

8. Please revise to provide information about the criteria used to select assets for the pool. Refer to Item 1111(a)(4) of Regulation AB.

9. Please provide delinquency and loss information of the assets that are part of the pool. Refer to Item 1101(c) of regulation AB.

10. In addition, please confirm that delinquent assets are limited to less than 20% of the asset pool.

Details of the Housing Loan Pool, page S-36

Seasoning Analysis, page S-36

11. Please explain what you mean by "Seasoning Analysis."

Crusade Management Limited
November 10, 2005
Page 3

Base Prospectus

Credit Enhancement, page 32

Types of Enhancements, page 32

12. Please delete the last bullet point. You should discuss all methods of credit enhancement in the base prospectus.

Other Liquidity Enhancements, page 38

13. Delete this section in its entirety. You should discuss all methods of credit enhancement in the base prospectus.

Other Hedging Arrangements, page 39

14. Delete this section in its entirety. Use of derivatives must be limited to currency and interest rate instruments as provided in Item 1115 of Regulation AB.

Available Information, page 86

15. Please use the SEC's new address: 100 F Street, NE, Washington, DC 20549.

16. Describe the reports or other documents provided to security holders required under the transaction agreements, including information included, schedule and manner of distribution or other availability, and the entity or entities that will prepare and provide the reports. Refer to Items 1118, 1121, 1122, and 1123 of Regulation AB. Clarify that your underlying transaction documents will require the use of the Item 1122 servicing criteria.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: via facsimile
     Marc Klyman, Esq.
     Mayer, Brown, Rowe & Maw LLP
     (312) 706-8158